                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                             Harcourt General, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   369352-10-9
                          -----------------------------
                                 (CUSIP Number)

                                Richard A. Smith
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02167
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 23, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------                                    --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D            Page 2 of [93] Pages
- ---------------------                                    --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Richard A. Smith
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                   OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                               / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      2,092,087
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       13,615,289
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        100,727
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        15,606,649
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,707,376
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                     / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            23.2
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                      IN
- --------------------------------------------------------------------------------

- ---------------------                                    --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D            Page 3 of [93] Pages
- ---------------------                                    --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Nancy L. Marks
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                    OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      2,645,502
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       7,662,104
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        78,550
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        10,229,056
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,307,606
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.5
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                        IN
- --------------------------------------------------------------------------------

- ---------------------                                     --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 4 of [93] Pages
- ---------------------                                     --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Susan F. Smith
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                       OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       4,060,230
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        4,060,230
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,060,230
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                      IN
- --------------------------------------------------------------------------------

- ---------------------                                     --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 5 of [93] Pages
- ---------------------                                     --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Amy Smith Berylson
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                         OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      219,324
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       720,436
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        125,185
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        814,575
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            939,760
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.8
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                      IN
- --------------------------------------------------------------------------------

- ---------------------                                     --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 6 of [93] Pages
- ---------------------                                     --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Robert A. Smith
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                     OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      42,724
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       703,353
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        41,724
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        704,353
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            746,077
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                         IN
- --------------------------------------------------------------------------------

- ---------------------                                     --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 7 of [93] Pages
- ---------------------                                     --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Debra Smith Knez
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                      OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      129,025
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       601,738
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        15,486
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        715,277
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            730,763
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                      IN
- --------------------------------------------------------------------------------

- ---------------------                                     --------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 8 of [93] Pages
- ---------------------                                     --------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Jeffrey R. Lurie
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                        OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      10,653
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       78,424
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        10,653
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        78,424
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            89,077
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 9 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Cathy J. Lurie
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                    OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      2,626
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       78,424
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        1,626
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        79,424
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            81,050
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

- ---------------------                                     ----------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 10 of [93] Pages
- ---------------------                                     ----------------------


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Harry L. Marks
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                    OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       78,424
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        78,424
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            78,424
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

- ---------------------                                     ----------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 11 of [93] Pages
- ---------------------                                     ----------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          John G. Berylson
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                         OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       560,436
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        560,436
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            560,436
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 12 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dana A. Weiss
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                       OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       543,353
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        543,353
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            543,353
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.0
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                      IN
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 13 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Brian J. Knez
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                       OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       441,738
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        441,738
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             441,738
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 14 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mark D. Balk
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                     OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       2,048,053
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        2,048,053
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,048,053
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.8
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 15 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Darline M. Lewis
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                      OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       1,038,424
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        1,038,424
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,038,424
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                        IN
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 16 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Smith Management Company
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                      OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          DE
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       629,840
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        629,840
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             629,840
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       CO
- --------------------------------------------------------------------------------

- ---------------------                                     ---------------------
CUSIP NO. 369352-10-9            SCHEDULE 13D             Page 17 of [93] Pages
- ---------------------                                     ---------------------

- --------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Marian Realty Company
- --------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     /X/
                                                               (b)     / /
- --------------------------------------------------------------------------------
3.        SEC USE ONLY

- --------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
                                       OO
- --------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          MA
- --------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES         -------------------------------------------------------
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                       288,720
           EACH          -------------------------------------------------------
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH          -------------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                        288,720
- --------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            288,720
- --------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      / /
- --------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.6
- --------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                                       CO
- --------------------------------------------------------------------------------

Item 1.   SECURITY ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock") of Harcourt General, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167.

     The individuals and corporations set forth in Item 2 of this Statement are the beneficial owners of certain shares of Class B Stock, $1.00 par value (the "Class B Stock"), of the Company some of which are subject to restrictions on transfer and disposition pursuant to the terms of the Smith-Lurie/Marks Family Stockholders' Agreement dated December 29, 1986, as amended from time to time (the "Stockholders' Agreement"), as well as certain shares of Common Stock, $1.00 par value, of the Company (the "Common Stock"). While Class B stock is not an "equity security" within the meaning of Regulation 13d-1(d), shares of Class B Stock are convertible at any time, on a share-for-share basis, into Common Stock, and therefore beneficial owners of Class B Stock are deemed to be the beneficial owners of the Common Stock into which the Class B Stock is convertible.

     This Statement amends and supplements the Statement on Schedule 13D dated January 13, 1987, as amended prior hereto.

Item 2.   IDENTITY AND BACKGROUND.

     This Amendment No. 4 to the Statement is being filed by a group consisting of Richard A. Smith and his wife, Susan F. Smith; Nancy L. Marks (the sister of Richard A. Smith) and her husband, Harry L. Marks; the children of Richard A. Smith and Susan F. Smith, namely Amy Smith Berylson, Robert A. Smith and Debra Smith Knez, and their spouses, John G. Berylson, Dana A. Weiss and Brian J. Knez; two of the children of Nancy L. Marks, namely Cathy J. Lurie and Jeffrey
R. Lurie; Mark D. Balk and Darline M. Lewis, who are family attorneys and trustees of family trusts and foundations; and two family corporations, Smith Management Company and Marian Realty Company (collectively, the "Smith Family Group").

     Richard A. Smith's business address is c/o Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02167. Mr. Smith is Chairman and a director of the Company. The address for Susan F. Smith, Nancy L. Marks, Harry
L. Marks, Amy Smith Berylson, John G. Berylson, Robert A. Smith, Dana A. Weiss, Debra Smith Knez, Brian J. Knez, Cathy J. Lurie and Jeffrey R. Lurie is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02167. Robert A. Smith is a Group Vice President and a director of the Company. Jeffrey R. Lurie is a director of the Company, and is a business executive with Chestnut Hill Productions, Inc., a company involved in the production of motion pictures, and is the Chief Executive Officer of Philadelphia Eagles, Inc., a National


                               Page 18 of 93 pages

Football League franchise. Dana A. Weiss is the Director of Operations of the Boys and Girls Club of Greater Boston. John G. Berylson is Senior Vice President and Chief Investment Officer of GC Companies, Inc. which operates a leading motion picture exhibition circuit in the United States operating under the name General Cinema Theatres, and also manages a pool of capital used for investments. Brian J. Knez is a director of the Company and is President and Chief Executive Officer of Harcourt Brace & Company, a publishing subsidiary of the Company. Mark D. Balk and Darline M. Lewis are attorneys with the firm of Goulston & Storrs. Their address is c/o Goulston & Storrs, 400 Atlantic Avenue, Boston, Massachusetts 02110. Smith Management Company is a Delaware corporation whose principal assets are securities of the Company and GC Companies, Inc. Its principal business and office address is c/o Richard A. Smith, 27 Boylston Street, Chestnut Hill, Massachusetts 02167. Marian Realty Company is a Massachusetts corporation whose principal assets are securities of the Company and GC Companies, Inc. Its principal business and office address is c/o Richard
A. Smith, 27 Boylston Street, Chestnut Hill, Massachusetts 02167.

     During the five years prior to the date hereof, none of the individuals or corporations listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     All of the individuals listed above are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

Item 4.   PURPOSE OF TRANSACTION.

     The members of the Smith Family Group own, in the aggregate 18,987,125 shares of Class B Stock that is subject to the Stockholders' Agreement. The Stockholders' Agreement was entered into to permit the retention of the Class B Stock by the Smith Family Group. The Stockholders' Agreement provides that no stockholder that is a party to the Stockholders' Agreement (a "Stockholder") shall (i) convert the Class B Stock subject to the Stockholders' Agreement into Common Stock, without affording the other Stockholders the right to purchase the Class B Stock otherwise to be converted, or (ii) transfer such Class B Stock without requiring the transferee, immediate or remote, to afford such right of purchase with respect to the stock so transferred to the other parties to the Stockholders' Agreement prior to any such conversion.



                               Page 19 of 93 pages

     This Amendment No. 4 is being filed to reflect certain dispositions of Class B Stock by certain members of the Smith Family Group and certain acquisitions and dispositions of Class B Stock among members of the Smith Family Group.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) The aggregate number and percentage of Common Stock and Class B Stock owned by the Smith Family Group and each member thereof is set forth in the attached Table 5(a). The percentages have been calculated using the number of shares outstanding as of May 22, 1996: 52,133,267 shares of Common Stock; 20,801,244 shares of Class B Stock; and 1,168,077 shares of Series A Stock.

     Pursuant to Rule 13d-5, the Smith Family Group is deemed to have beneficial ownership, for purposes of Section 13(d), of all equity securities of the Company beneficially owned by any member of the Smith Family Group. Accordingly, while 18,987,125 shares of Class B Stock are subject to the terms of the Stockholders' Agreement, the total number of shares held by or for the benefit of the Smith Family Group and as to which the Smith Family Group is deemed to be the beneficial owner is 20,016,398 shares of Class B Stock and 229,244 shares of Common Stock.

     (b) Table 5(b) sets forth the required information with respect to voting power and investment power.

     (c) The following transactions have been effected during the past 60 days:

          1. Transfer by Robert A. Smith, individually, of 1,570 shares of Class B Stock to Dana A. Weiss and Mark D. Balk, as Trustees of the Trust f/b/o Ryan A. Smith under Robert Smith and Dana Weiss 1994 Children's Trust u/d/t dated December 1, 1994, on May 13, 1995.

          2. Conversion by Amy Smith Berylson, individually, of 150,000 shares of Class B Stock into Common Stock, and the sale to a market maker in the Company's Common Stock at $50.50 per share on May 23, 1996.

          3. Conversion by Debra Smith Knez, individually, of 150,000 shares of Class B Stock into Common Stock, and the sale to a market maker in the Company's Common Stock at $50.50 per share on May 23, 1996.

          4. Conversion by Robert A. Smith, individually, of 140,000 shares of Class B Stock into Common Stock, and the sale to a market maker in the Company's Common Stock at $50.50 per share on May 23, 1996.



                               Page 20 of 93 pages

          5. Conversion by Susan F. Smith and Mark D. Balk, as Trustees of the ADR Trust u/i/t dated February 9, 1967 f/b/o Robert A. Smith, of 10,000 shares of Class B Stock into Common Stock, and the sale to a market maker in the Company's Common Stock at $50.50 per share on May 23, 1996.

          6. Conversion by Richard A. Smith, as Trustee of the CJP Trust u/i/t dated December 10, 1973 f/b/o Cathy J. Lurie, of 150,000 shares of Class B Stock into Common Stock, and the sale to a market maker in the Company's Common Stock at $50.50 per share on May 23, 1996.

          7. Conversion by Richard A. Smith, as Trustee of the CJP Trust u/i/t dated December 10, 1973 f/b/o Peter J. Lurie, of 150,000 shares of Class B Stock into Common Stock, and the sale to a market maker in the Company's Common Stock at $50.50 per share on May 23, 1996.

     (d) Not applicable.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except for (a) the Stockholders' Agreement, (b) various Smith family trusts and foundations which own securities of the Company and which have been included in the beneficial ownership figures under Item 5, (c) attorney-client relationships between Smith family attorneys Mark D. Balk and Darline M. Lewis and members of the Smith family, (d) a pledge of Class B Stock by Nancy L. Marks, individually, as collateral for certain obligations of Jeffrey R. Lurie and entities controlled by him to The First National Bank of Boston as agent for itself and certain other lenders pursuant to a loan agreement dated as of May 13, 1994, as amended, and (e) a pledge of Class B Stock by Nancy L. Marks and Richard A. Smith, as Trustees under the Trust under the will of Philip Smith f/b/o Nancy L. Marks as collateral for its obligations as co-borrower with an entity controlled by Jeffrey R. Lurie to The First National Bank of Boston as agent for itself and certain other lenders pursuant to a loan agreement dated as of May 13, 1994, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Smith Family Group or between members of the Smith Family Group and any other person with respect to securities of the Company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1     Agreement and Power of Attorney
      Exhibit 2     Modification and Consent Agreement
      Exhibit 3 First Release of Shares Pursuant to Smith-Lurie/Marks Family Stockholders' Agreement



                               Page 21 of 93 pages

     Exhibit 4 Second Release of Shares Pursuant to Smith-Lurie/Marks Family Stockholders' Agreement
     Exhibit 5 Third Release of Shares Pursuant to Smith-Lurie/Marks Family Stockholders' Agreement
     Exhibit 6 Supplement No. 16 to Smith-Lurie/Marks Family Stockholders' Agreement


                               Page 22 of 93 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996




                                    By: /s/ Richard A. Smith
                                        -----------------------------
                                        Richard A. Smith, individually and as
                                        attorney-in-fact for each of
                                        Nancy L. Marks,
                                        Susan F. Smith,
                                        Amy Smith Berylson,
                                        Robert A. Smith,
                                        Debra Smith Knez,
                                        Jeffrey R. Lurie,
                                        Cathy J. Lurie,
                                        Harry L. Marks,
                                        John G. Berylson,
                                        Dana A. Weiss,
                                        Brian J. Knez,
                                        Mark D. Balk,
                                        Darline M. Lewis,
                                        Smith Management Company and
                                        Marian Realty Company


TABLE 5(a) - BENEFICIAL OWNERSHIP OF SHARES AND PERCENT OF CLASS OF STOCK (1)

                                                                                                               % of Common
                                              % of                     % of     % of Common assuming         assuming conversion of
                                Common(2)    Common    Class B(2)     Class B   conversion of Class B(3)     Series A and Class B(4)

Smith Family Group              229,244        0.4     20,016,398       96.2             28.1                       27.6
Richard A. Smith (5,9,10,11,14)  78,727        0.2     15,628,649       75.1             23.2                       22.8
Nancy L. Marks (6,10,12)         78,424        0.2     10,229,182       49.2             16.5                       16.2
Susan F. Smith (11,12,14)        78,000        0.1      3,982,230       19.1              7.2                        7.1
Amy Smith Berylson (7,11)        78,320        0.2        861,440        4.1              1.8                        1.7
Robert A. Smith (11,17)         110,704        0.2        635,373        3.1              1.4                        1.4
Debra Smith Knez (8,11)         105,390        0.2        625,373        3.0              1.4                        1.4
Jeffrey R. Lurie (12)            89,077        0.2              0        0.0              0.2                        0.2
Cathy J. Lurie (12,13)           79,450        0.2          1,600          *              0.2                        0.2
Harry L. Marks (12)              78,424        0.2              0        0.0              0.2                        0.1
John G. Berylson (11)            78,320        0.2        482,116        2.3              1.1                        1.0
Brian J. Knez (11)              105,390        0.2        336,348        1.6              0.8                        0.8
Mark D. Balk (9,10,15)           78,424        0.2      1,969,629        9.5              3.8                        3.7
Darline M. Lewis (16)            78,424        0.2        960,000        4.6              2.0                        1.9
Smith Management Co.(9)               0        0.0        629,840        3.0              1.2                        1.2
Marian Realty Co. (10)                0        0.0        288,720        1.4              0.6                        0.5
Dana A. Weiss (11,17)            78,000        0.1        465,353        2.2              1.0                        1.0


- --------------------

*      Less than 0.1%
(1)    Certain of the shares included in the table above have been counted more than once because of certain rules of the
       Securities and Exchange Commission.
(2)    For information on the calculation of beneficial ownership for the Smith Family Group and each of its members, see
       Table 5(b).
(3)    Assumes conversion only of beneficial owner's shares of Class B Stock, and no other Class B shares.
(4)    Assumes conversion into Common Stock of all shares of Series A Cumulative Convertible Stock, $1.00 par value, of the Company ("Series A Stock") on a share-for-share basis, and assuming conversion only of beneficial owner's shares of Class B Stock. No member of the Smith Family Group owns any shares of Series A Stock.
(5)    The beneficial ownership figures for Richard A. Smith include the securities of the Company beneficially owned by his wife, Susan F. Smith, and by Smith Management Company and Marian Realty Company.
(6)    The beneficial ownership figures for Nancy L. Marks include the securities of the Company beneficially owned by her husband, Harry L. Marks, and by Marian Realty Company.  Nancy L. Marks disclaims beneficial ownership of 480,000 shares.
(7)    The beneficial ownership figures for Amy Smith Berylson include the securities of the Company beneficially owned by her husband, John G. Berylson.  Amy Smith Berylson disclaims ownership of 17,055 of such shares.
(8)    The beneficial ownership figures for Debra Smith Knez include the securities of the Company beneficially owned by her husband, Brian J. Knez.  Debra Smith Knez disclaims beneficial ownership of 12,820 of such shares.
(9)    The shares beneficially owned by Smith Management Company have been included in the calculation of beneficial ownership of Richard A. Smith and have not been included in the calculation of beneficial ownership of its other director, Mark D. Balk.
(10)   The shares beneficially owned by Marian Realty Company have been included in the calculation of beneficial ownership of Richard A. Smith and Nancy L. Marks and have not been included in the calculation of beneficial ownership of its other director, Mark D. Balk.
(11)   Richard A. Smith, Susan F. Smith, Amy Smith Berylson, Robert A. Smith, Debra Smith Knez, Brian J. Knez, John G.
       Berylson and Dana A. Weiss each disclaim beneficial ownership of 78,000 shares.
(12)   Nancy L. Marks, Harry L. Marks, Cathy J. Lurie and Jeffrey R. Lurie each disclaim beneficial ownership of 78,424 shares.


                               Page 24 of 93 pages

(13)   Cathy J. Lurie disclaims beneficial ownership of 1,026 shares.
(14) Richard A. Smith and Susan F. Smith each disclaim beneficial ownership of 1,474,480 shares.
(15)   Mark D. Balk disclaims beneficial ownership of all shares.
(16)   Darline M. Lewis disclaims beneficial ownership of all shares.
(17) Robert A. Smith and Dana A. Weiss each disclaim beneficial ownership of 3,140 shares.


TABLE  5(b) - BENEFICIAL OWNERSHIP OF COMMON STOCK (1)
       (assumes conversion of Class B Stock into Common Stock)
       (includes both Class B and Common Stock, for breakdown of ownership, see Table 5(a))

                                               VOTING                          DISPOSITIVE                BENEFICIAL
                                       SOLE              SHARED             SOLE          SHARED           OWNERSHIP

Smith Family Group                          0         20,245,642(a)             0      20,245,642(a)       20,245,642(a)
Richard A. Smith (2)(6)(7)(8)(11)   2,092,087(b)      13,615,289(c)       100,727(b)   15,606,649(c)       15,707,376(b)(c)
Nancy L. Marks (3)(7)(9)            2,645,502          7,662,104(d)        78,550      10,229,056(d)       10,307,606(d)
Susan F. Smith (8)(9)(11)                   0          4,060,230(c)             0       4,060,230(c)        4,060,230(c)
Amy Smith Berylson (4)(8)             219,324            720,436(c)(e)    125,185         814,575(c)(e)       939,760(c)(e)
Robert A. Smith (8)(14)                42,724(f)         703,353(c)        41,724(f)      704,353(c)          746,077(c)(f)
Debra Smith Knez (5)(8)               129,025            601,738(c)(g)     15,486         715,277(c)(g)       730,763(c)(g)
Jeffrey R. Lurie (9)                   10,653(h)          78,424(d)        10,653(h)       78,424(d)           89,077(d)(h)
Cathy J. Lurie (9)(10)                  2,626             78,424(d)(i)      1,626          79,424(d)(i)        81,050(d)(i)
Harry L. Marks (9)                          0             78,424(d)             0          78,424(d)           78,424(d)
John G. Berylson (8)                        0            560,436(c)(e)          0         560,436(c)(e)       560,436(c)(e)
Brian J. Knez (8)                           0            441,738(c)(g)          0         441,738(c)(g)       441,738(c)(g)
Mark D. Balk (6)(7)(12)                     0          2,048,053(d)             0       2,048,053(d)        2,048,053(d)
Darline M. Lewis (13)                       0          1,038,424(d)             0       1,038,424(d)        1,038,424(d)
Smith Management Co. (6)                    0            629,840                0         629,840             629,840
Marian Realty Co. (7)                       0            288,720                0         288,720             288,720
Dana A. Weiss (8)(14)                       0            543,353(c)             0         543,353             543,353(c)


- --------------------

       (a)    Includes 229,244 shares of Common Stock, including options to acquire 57,783 shares of Common Stock.
       (b)    Includes 727 shares of Common Stock.
       (c)    Includes 78,000 shares of Common Stock.
       (d)    Includes 78,424 shares of Common Stock.
       (e)    Includes 320 shares of Common Stock.
       (f)    Includes 32,704 shares of Common Stock, including options to acquire 31,272 shares of Common Stock.
       (g)    Includes 27,390 shares of Common Stock, including options to acquire 26,511 shares of Common Stock.
       (h)    Includes 10,653 shares of Common Stock.
       (i)    Includes 1,026 shares of Common Stock.

(1)    Each share of Class B Stock is convertible at any time into one share of Common Stock. Unless otherwise indicated, the shares set forth in the table represent shares of Class B Stock. Certain of the shares included in the table have been counted more than once because of certain rules and regulations of the
       Securities and Exchange Commission.
(2)    The beneficial ownership figures for Richard A. Smith include the securities of the Company beneficially owned by his wife, Susan F. Smith, and by Smith Management Company and Marian Realty Company.
(3)    The beneficial ownership figures for Nancy L. Marks include the securities of the Company beneficially owned by her husband, Harry L. Marks, and by Marian Realty Company.  Nancy L. Marks disclaims beneficial ownership of 480,000 shares.


                               Page 25 of 93 pages


(4)    The beneficial ownership figures for Amy Smith Berylson include the securities of the Company beneficially owned by her husband, John G. Berylson.  Amy Smith Berylson disclaims ownership of 17,055 of such shares.
(5)    The beneficial ownership figures for Debra Smith Knez include the securities of the Company beneficially owned by her husband, Brian J. Knez.  Debra Smith Knez disclaims beneficial ownership of 12,820 of such shares.
(6)    The shares beneficially owned by Smith Management Company have been included in the calculation of beneficial ownership of Richard A. Smith and have not been included in the calculation of beneficial ownership of its other director, Mark D. Balk.
(7)    The shares beneficially owned by Marian Realty Company have been included in the calculation of beneficial ownership of Richard A. Smith and Nancy L. Marks and have not been included in the calculation of beneficial ownership of its other director, Mark D. Balk.
(8)    Richard A. Smith, Susan F. Smith, Amy Smith Berylson, Robert A. Smith, Debra Smith Knez, Brian J. Knez, John G.
       Berylson and Dana A. Weiss each disclaim beneficial ownership of 78,000 shares.
(9)    Nancy L. Marks, Harry L. Marks, Cathy J. Lurie and Jeffrey R. Lurie each disclaim beneficial ownership of 78,424 shares.
(10)   Cathy J. Lurie disclaims beneficial ownership of 1,026 shares.
(11)   Richard A. Smith and Susan F. Smith each disclaim beneficial ownership of 1,474,480 shares.
(12)   Mark D. Balk disclaims beneficial ownership of all shares.
(13)   Darline M. Lewis disclaims beneficial ownership of all shares.
(14)   Robert A. Smith and Dana A. Weiss each disclaim beneficial ownership of 3,140 shares.


                               Page 26 of 93 pages

                                  EXHIBIT INDEX


Exhibit                                                                  Page
- -------                                                                  ----

   1            Agreement and Power of Attorney

   2            Modification and Consent Agreement

   3            First Release of Shares Pursuant to Smith-
                Lurie/Marks Family Stockholders' Agreement

   4            Second Release of Shares Pursuant to Smith-
                Lurie/Marks Family Stockholders' Agreement

   5            Third Release of Shares Pursuant to Smith-
                Lurie/Marks Family Stockholders' Agreement

   6            Supplement No. 16 to Smith-Lurie/ Marks Family
                Stockholders' Agreement





                               Page 27 of 93 pages